UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: September 27, 2023

(Date of earliest event reported)

PEOPLES FINANCIAL SERVICES CORP.

(Exact name of registrant as specified in its Charter)

PA	001-36388	23-2391852
(State or other jurisdiction	(Commission file number)	(IRS Employer
of incorporation)		Identification No.)

150 North Washington Avenue, Scranton, Pennsylvania 18503-1848

(Address of Principal Executive Offices) (Zip Code)

(570) 346-7741

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $2.00 par value	PFIS	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On September 27, 2023, Peoples Financial Services Corp., a Pennsylvania corporation (“Peoples”), and FNCB Bancorp, Inc., a Pennsylvania corporation (“FNCB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, FNCB will merge with and into Peoples, with Peoples as the surviving entity (the “Merger”). The Merger Agreement further provides that immediately following the Merger, FNCB Bank, a Pennsylvania chartered bank and a wholly-owned subsidiary of FNCB (“FNCB Bank”), will merge with and into Peoples Security Bank and Trust Company, a Pennsylvania chartered bank and a wholly-owned subsidiary of Peoples (“Peoples Bank”), with Peoples Bank as the surviving bank (the “Bank Merger”) and a wholly-owned subsidiary of Peoples. The Merger Agreement was unanimously approved by the board of directors of each of Peoples and FNCB.

Merger Consideration

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $1.25 per share, of FNCB (“FNCB Common Stock”) issued and outstanding immediately prior to the Effective Time, other than certain shares held by FNCB or Peoples, will be converted into the right to receive 0.1460 of shares of common stock, par value $2.00 per share, of Peoples (“Peoples Common Stock”). Holders of FNCB Common Stock will receive cash in lieu of fractional shares.

The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code.

Treatment of FNCB’s Restricted Stock Awards

Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each outstanding share of FNCB Common Stock subject to a restricted stock award under (i) the 2013 FNCB Long-Term Incentive Compensation Plan, as amended, or (ii) the FNCB 2023 Equity Incentive Plan outstanding immediately prior to the Effective Time will in every case accelerate in full and fully vest and convert automatically into the right to receive the Merger Consideration.

Certain Governance Matters

The Merger Agreement provides that, prior to the Effective Time, Peoples will take all actions necessary to adopt the Second Amended and Restated Bylaws of Peoples (the “Peoples Restated Bylaws”) and certain bylaws of Peoples Bank (the “Peoples Bank Bylaws Amendment” and, together with the Peoples Restated Bylaws, the “Bylaws Amendments”) regarding governance matters, including (i) the selection of directors to the board of directors of the surviving corporation, (ii) update the procedures and disclosure requirements for proposed business at meetings of shareholders, including a brief description of the business to be proposed at the meeting; (iii) update the procedures and disclosure requirements for the nomination of director candidates for election at meetings of shareholders, including to require additional information in a notice of nomination submitted by a shareholder and to address the adoption by the U.S. Securities and Exchange Commission (“SEC”) of the “universal proxy card” rules, as set forth in Rule 14a-19 of the Securities Exchange Act of 1934, as amended (the “Universal Proxy Card Rules”); such amendments require that nominating shareholders comply with the Universal Proxy Card Rules, provide that a shareholder nominee’s director candidates will be disregarded by Peoples if the nominating shareholder has failed to provide evidence of its compliance with the Universal Proxy Card Rules and address the color of proxy cards reserved for use by Peoples; and (iv) provide that, unless Peoples consents in writing to the selection of an alternative forum, (a) the state courts of the Commonwealth of Pennsylvania in and for Lackawanna County shall be the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on behalf of Peoples; (2) any action asserting a claim of a breach of fiduciary duty owed by any director or officer of Peoples to Peoples or Peoples’ shareholders; (3) any action asserting a claim against Peoples arising pursuant to any provision of the Business Corporation Law of 1988 of the Commonwealth of Pennsylvania, the Articles of Incorporation of Peoples or the Peoples Restated Bylaws; (4) any action seeking to interpret, apply, enforce or determine the validity of the Articles of Incorporation of Peoples or the Peoples Restated Bylaws; or (5) any action asserting a claim against Peoples governed by the internal affairs doctrine and (b) the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. The Bylaws Amendments with respect to the selection of directors may be amended or waived by the approval of at least eighty percent (80%) of the members of the board of directors then in office of the surviving corporation or the surviving bank, as applicable.

Effective as of the Effective Time, and in accordance with the Peoples Restated Bylaws, the number of directors that will comprise the full board of directors of the surviving corporation will be 16, which will consist of (i) eight directors of Peoples immediately prior to the Effective Time (together with any director appointed to replace such individual in accordance with the Peoples Restated Bylaws, the “Peoples Continuing Directors”), initially consisting of William E. Aubrey, II, Craig W. Best, Sandra L. Bodnyk, Ronald G. Kukuchka, Richard S. Lochen, James B. Nicholas, Elisa Zúñiga Ramirez and Joseph T. Wright, Jr., Esq., and (ii) eight directors of FNCB immediately prior to the Effective Time (together with any director appointed to replace such individual in accordance with the Peoples Restated Bylaws, the “FNCB Continuing Directors”), initially consisting of Louis A. DeNaples, Sr., William G. Bracey, Thomas J. Melone, CPA, Joseph Coccia, Joseph L. DeNaples, Esq., William P. Conaboy, Esq., Kathleen M. Lambert, CPA and Keith W. Eckel. In addition, the directors will be appointed to serve in three classes on the board of directors of the surviving corporation for terms expiring at Peoples’ annual meeting of shareholders in successive years. Effective as of the Effective Time, and in accordance with the Peoples Bank Bylaws Amendment, the number of directors that will comprise the full board of directors of the surviving bank will be 18, which will consist of (i) the Peoples Continuing Directors; (ii) the FNCB Continuing Directors; and (iii) Thomas P. Tulaney, the current President of Peoples, and Gerard A. Champi, the current President and Chief Executive Officer of FNCB. For three years, any vacancies in Peoples Continuing Directors must be approved by a majority of the remaining Peoples Continuing Directors and any vacancies in the FNCB Continuing Directors must be approved by a majority of the remaining FNCB Continuing Directors.

At the Effective Time, the current Chairman of FNCB will become the Vice Chairman of the surviving corporation and surviving bank and the current Chairman of Peoples will continue to serve in that role for the surviving corporation and surviving bank. The current President and Chief Executive Officer of FNCB will serve as the President of the surviving corporation and surviving bank until the one-year anniversary of the Effective Time. The current Chief Executive Officer of Peoples will continue to serve in that role for the surviving corporation and surviving bank until the one-year anniversary of the Effective Time when the current President and Chief Executive Officer of FNCB will be appointed to the position of Chief Executive Officer of the surviving corporation and surviving bank. At the Effective Time, the current President and Chief Operating Officer of Peoples will become the Chief Operating Officer. At the one-year anniversary of the Effective Time, he is expected to resume the offices of President and Chief Operating Officer.

The Merger Agreement provides that, at and after the Effective Time, the headquarters of the surviving corporation will be located in Scranton, Pennsylvania and the surviving bank will be located in Dunmore, Pennsylvania. The name of the surviving corporation and the surviving bank will remain Peoples Financial Services Corp. and Peoples Security Bank and Trust Company, respectively.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both Peoples and FNCB, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) its obligation to call a meeting of its shareholders to approve the Merger Agreement and, subject to certain exceptions, the obligation of its board of directors to recommend that its shareholders approve the Merger Agreement, and (iii) each party’s non-solicitation obligations related to alternative acquisition proposals. Peoples and FNCB have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) approval of the Merger Agreement by the requisite vote of the FNCB shareholders, (ii) approval of the Merger Agreement by the requisite vote of the Peoples shareholders, (iii) authorization for listing on NASDAQ the shares of Peoples Common Stock to be issued in the Merger, subject to official notice of issuance, (iv) receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Pennsylvania Department of Banking and Securities, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on the surviving corporation of the Merger and its subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger, (v) effectiveness of the registration statement on Form S-4 for the Peoples Common Stock to be issued in the Merger and (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Bank Merger, or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement, and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both Peoples and FNCB and further provides that a termination fee of $4.8 million will be payable by either Peoples or FNCB, as applicable, upon termination of the Merger Agreement under certain circumstances.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Peoples or FNCB, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Peoples, FNCB, their respective affiliates or their respective businesses, the Merger Agreement, the Merger, and the Bank Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Peoples and FNCB and a prospectus of Peoples, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings that each of Peoples and FNCB makes with the SEC.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Voting and Support Agreements

Simultaneously with the execution of the Merger Agreement, Peoples entered into Voting and Support Agreements (the “FNCB Voting Agreements”) with each of the directors on the board of FNCB. Each FNCB director, as a shareholder party to a FNCB Voting Agreement, has agreed, among other things, to vote shares of FNCB Common Stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal, any action, agreement, transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of FNCB in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement. The FNCB Voting Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

Furthermore, simultaneously with the execution of the Merger Agreement, FNCB entered into Voting and Support Agreements (the “Peoples Voting Agreements”) with each of the directors on the board of Peoples. Each Peoples director, as a shareholder party to a Peoples Voting Agreement, has agreed, among other things, to vote shares of Peoples Common Stock owned by such shareholder, and over which such shareholder has the right to dispose of and has voting power, in favor of the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, and against any competing acquisition proposal, any action, agreement transaction or proposal which could reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Peoples in the Merger Agreement in any material respect, or other action that is intended or would reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage any of the transactions contemplated by the Merger Agreement. The Peoples Voting Agreements will terminate in certain circumstances, including upon consummation of the Merger or the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the FNCB Voting Agreements and Peoples Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the FNCB Voting Agreements and Peoples Voting Agreements, forms of which are attached as Exhibit 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated by reference herein.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On September 27, 2023, the compensation committee of the board of directors of Peoples approved an amended and restated severance agreement (the “Severance Agreement”) between Peoples Bank and John R. Anderson, III, Executive Vice President and Chief Financial Officer of Peoples and Peoples Bank.

The Severance Agreement provides Mr. Anderson with certain severance benefits in the event that he is terminated without “Cause” or resigns for “Good Reason” (each as defined in the Severance Agreement). In the event of such a termination, Mr. Anderson will be entitled to receive, for a period of twelve (12) months following such termination, monthly payments equal to equal to the sum of 1/12th of Mr. Anderson’s base salary at the time of termination plus 1/12th of the average annual bonus paid to Mr. Anderson in the three fiscal years ending before his date of termination, monthly COBRA continuation premium payments for up to twelve (12) months and up to $20,000 for executive outplacement assistance. If, however, Mr. Anderson is terminated without Cause or resigns for Good Reason within twenty-four (24) months following a “Change in Control” (as defined in the Severance Agreement) or within twenty-four (24) months of the Effective Time, Mr. Anderson will be entitled to receive, in lieu of any other severance benefits, for a period of twenty-four (24) months following such termination, monthly payments equal to equal to the sum of 1/12th of Mr. Anderson’s base salary at the time of termination plus 1/12th of the average annual bonus paid to Mr. Anderson in the three fiscal years ending before his date of termination, COBRA continuation premium payments for up to eighteen (18) months and up to $20,000 for executive outplacement assistance. Payment of severance under the Severance Agreement is contingent upon Mr. Anderson’s execution and delivery of a release of claims agreement to Peoples Bank.

The foregoing description of the Severance Agreement is qualified in its entirety by reference to the Severance Agreement, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

In connection with the announcement of the Merger Agreement, Peoples and FNCB intend to provide supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors. A copy of the investor presentation is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibit 99.4 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth in such filing.

Item 8.01	Other Events

On September 27, 2023, Peoples and FNCB issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired. None.

(b)	Pro forma financial information. None.

(c)	Shell company transactions: None.

(d)	Exhibits.

Number	Description

2.1	Agreement and Plan of Merger, dated as of September 27, 2023, by and between Peoples Financial Services Corp. and FNCB Bancorp, Inc.*

99.1	Form of FNCB Bancorp, Inc. Voting and Support Agreement, dated as of September 27, 2023, by and among Peoples Financial Services Corp. and certain shareholders of FNCB Bancorp, Inc.

99.2	Form of Peoples Financial Services Corp. Voting and Support Agreement, dated as of September 27, 2023, by and among FNCB Bancorp, Inc. and certain shareholders of Peoples Financial Services Corp.

99.3	Amended & Restated Severance Agreement, dated as of September 27, 2023, by and between Peoples Security Bank and Trust Company and John R. Anderson, III

99.4	Investor Presentation

99.5	Joint Press Release, dated September 27, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* The schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Peoples Financial Services Corp. agrees to furnish a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, with respect to the beliefs, goals, intentions, and expectations of Peoples and FNCB regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward–looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward–looking statements speak only as of the date they are made; and except as may be required by law, Peoples and FNCB do not assume any duty, and do not undertake, to update such forward–looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward–looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Peoples and FNCB. Such statements are based upon the current beliefs and expectations of the management of Peoples and FNCB and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Peoples or FNCB; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the surviving corporation or the expected benefits of the proposed transaction); the ability of Peoples and FNCB to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risks related to capital actions of Peoples, FNCB and the combined entity, including related to actions concerning dividends; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Peoples and FNCB do business; the risks related to Peoples and FNCB not achieving their estimated financial performance; the risks related to changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Peoples’ and FNCB’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; risks related to the uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System; risks related to the volatility and disruptions in global capital and credit markets; risks related to the movements in interest rates; risks related to reform of LIBOR, the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Peoples’ and FNCB’s underwriting practices and the risk of fraud; risks related to the fluctuations in the demand for loans; risk related to the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Peoples’ and FNCB’s activities particularly in a rising or high interest rate environment; risks related to the rapid withdrawal of a significant amount of deposits over a short period of time; the risk related to the impact of other bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; risks related to the impact of natural disasters or health epidemics; risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; risks related to volatility in the trading price of Peoples’ and FNCB’s common stock; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the Merger within the expected timeframes or at all and to successfully integrate FNCB’s operations and those of Peoples; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Peoples’ and FNCB’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Peoples’ issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Peoples and FNCB to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; the impact of continuing inflation and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Peoples and FNCB; and the other factors discussed in the “Risk Factors” section of Peoples’ and FNCB’s Annual Reports on Form 10–K for the year ended December 31, 2022, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Peoples’ and FNCB’s Quarterly Reports on Form 10–Q for the quarters ended March 31, 2023 and June 30, 2023, and other reports Peoples and FNCB file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Peoples will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Peoples and FNCB, which also constitutes a prospectus of Peoples, that will be sent to shareholders of Peoples and shareholders of FNCB seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF PEOPLES AND FNCB AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, FNCB AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Peoples and FNCB, without charge, at the SEC’s website www.sec.gov. Copies of documents filed with the SEC by Peoples will be made available free of charge in the “Investor Relations” section of Peoples’ website, www.psbt.com, under the heading “SEC Filings.” Copies of documents filed with the SEC by FNCB will be made available free of charge in the “About FNCB” section of FNCB’s website, www.fncb.com.

Participants in Solicitation

Peoples, FNCB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Peoples' directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 5, 2023, and certain other documents filed by Peoples with the SEC. Information regarding FNCB's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 10, 2023, and certain other documents filed by FNCB with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES FINANCIAL SERVICES CORP.

	By:	/s/ Craig W. Best
Craig W. Best
Chief Executive Officer
(Principal Executive Officer)

Dated: September 27, 2023